Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-126811
February 26, 2007

iPathSM Exchange Traded Notes Trading Strategy Report December 2006 - Data provided by ArcaVision

Exchange Traded Note	Ticker	Yearly Fee (bps)	Spread ($)	Spread (bps)	Avg. Quote Size (sh)	Avg. Quote Size ($)	Avg. Order Size ($)	Close Price ($)	Shares Outstand- ing (000s)	Market Cap ($M)	Volatility (%)	Avg. Daily Vol. (sh)	Avg. Daily Vol. ($M)	Pri. Mkt. Share (%)
iPathSM Dow Jones-AIG Commodity Index Total ReturnSM ETN	DJP	75	0.03	6.6	13,000	$621,000	$39,000	$48.90	17,162	$834.9	11.3%	232,000	$11.4	87%
iPathSM GSCI® Total Return Index ETN	GSP	75	0.13	31.4	3,000	$113,000	$37,000	$40.40	5,167	$208.2	15.4%	107,000	$4.4	49%
iPathSM Goldman Sachs Crude Oil Total Return Index ETN	OIL	75	0.04	9.4	16,000	$624,000	$36,000	$38.06	1,106	$42.2	19.1%	131,000	$5.1	27%
iPathSM MSCI India IndexSM ETN	INP	89	0.03	6.2	12,000	$600,000	$29,000	$52.40	1,371	$71.8	26.2%	84,000	$4.4	87%

Field Definitions (in order of fields above):

Investor Fee (bps) - The investor fee is equal to the Yearly Fee times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the value of the index on the inception date. Investor may redeem at least 50,000 units of the securities on a weekly basis directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus. When redeeming units of the iPath MSCI India Index ETN, a redemption charge of 0.125% times the weekly redemption value will apply. The redemption charge is a one-time charge imposed upon early redemption and is intended to allow the issuer to recoup brokerage and other transaction costs incurred in connection with early redemption.

Spread ($) - The difference in the volume-weighted average bid and offer for all executed orders less than 10,000 shares. Measure of the average cost an investor pays for each share.

Spread (bps) - The difference in the volume-weighted average bid and offer for all executed orders less than 10,000 shares.

Calculation: Spread ($) divided by Weighted Volume Avg. Price ($)

Avg. Quote Size (sh) - The average quoted depth in shares available at the national best bid and offer. (This provides a true representation of the aggregated size in shares at the inside.)

Avg. Quote Size ($) - The average quoted depth in dollars available at the national best bid and offer. (This provides a true representation of the aggregated size in dollars at the inside.)

Avg. Order Size ($) - The average dollar amount of an order. Calculation: Order Size (shares) multiplied by Volume Weighted Average Price ($)

Close Price ($) - The last trade on the last trading day of the month.

Shares Outstanding (000s) - The total shares outstanding for the note.

Volatility (%) - The standard deviation or measure of the relative price change of the month’s closing prices.

Market Cap ($) - Market capitalization of the note.

Avg. Daily Volume (sh) - The average daily closing composite volume in shares during the month.

Avg. Daily Volume ($M) - The average daily closing composite volume in millions of dollars during the month.

Primary Market Share (%) - Market share of volume on the primary listed market.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communicationrelates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. The return on the Securities is linked to the performance of a market index. Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, illiquidity, and the creditworthiness of Barclays Bank PLC. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased.

The Securities may be sold throughout the day at market price on the exchange through any brokerage account. Sales in the secondary market may result in significant losses. Brokerage commissions will reduce returns. The trading prices of the Securities will reflect changes in their intrinsic value as well as market supply and demand, among other factors.

The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. Your investment may therefore carry risks similar to a concentrated investment in a limited number of industries or sectors. The market value of the Securities may be influenced by many unpredictable factors, including highly volatile commodities prices. Market prices of the index components may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates; and monetary and other governmental policies, action and inaction. The current or “spot” prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the index and the value of your Securities in varying ways, and different factors may cause the prices of the index components, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

An investment in the iPath ETNs linked to the MSCI India Total Return IndexSM may carry risks similar to a concentrated securities investment in a single region. Commonstock prices, especially those in an emerging market such as India, may change unpredictably, affecting the value of the index components and, consequently, the value of your Securities in unforeseeable ways. An investment in securities linked to an index of emerging market equity securities involves many risks, including economic, social, political, financial and military conditions; changes in currency exchange rates; the inflationary environment in the emerging market; regulation by the national, provincial, and local governments of the emerging market, including the imposition of taxes; less liquidity and smaller market capitalizations than exist in the case of many large U.S. companies; different accounting and disclosure standards; and political uncertainties. The securities of emerging market companies may be more volatile than U.S. companies and may be affected by market developments in different ways than U.S. companies.

“Dow Jones,” “AIG®,” “Dow Jones-AIG Commodity Index Total ReturnSM,” “DJAIGCISM,” and “Dow Jones-AIG Commodity IndexSM” are registered trademarks or servicemarks of Dow Jones & Company, Inc., and American International Group, Inc. (“AIG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC for the Securities. The Securities based on the Dow Jones-AIG Commodity Index Total ReturnSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG Financial Products Corp. (“AIG-FP”), American International Group, or any of their respective subsidiaries or affiliates and none of Dow Jones, AIG, AIG-FP, or any of their respective affiliates or subsidiaries makes any representation regarding the advisability of investing in such products.

Goldman Sachs, GSCI®, GSCI® Index, GSCI® Total Return Index, Goldman Sachs Crude Oil Total Return Index and Goldman Sachs Commodity Index are trademarks or servicemarks of Goldman, Sachs & Co. and have been licensed for use by Barclays Bank PLC in connection with the Securities. The Securities are not sponsored or endorsed by Goldman, Sachs & Co. or any of its affiliates (individually and collectively, “Goldman”). The Securities are not sold by Goldman, Sachs & Co. other than in its capacity as a dealer of the Securities. Goldman makes no representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the Goldman Sachs Commodity Index or any of its subindexes to track general commodity market performance.

The MSCI indexes are the exclusive property of Morgan Stanley Capital International Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays Bank PLC. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The Pricing Supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PLC and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

© 2007 Barclays Global Investors, N.A. All rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property of their respective owners. 4047-iP-0207